Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

March 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	Laura Crotty
Staff Attorney

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-15811

Dear Ms. Crotty:

We are responding to your comment letter dated March 22, 2010. For ease of reference, we have reproduced your comments and provided our response directly following them.

Form 10-K for the fiscal year ended December 31, 2009

General

1. We note that you have not yet reviewed the Part III information.

15(b), Related Party Transactions, Notes to the Consolidated Financial Statements, page 66.

2. Please file as an exhibit the agreement between the company and First Market Bank under which $27.3 million of commercial loan participations were outstanding as of December 31, 2009. See Item 601(b) of Regulation S-K.

As of December 31, 2009, Markel Corporation owned approximately 40% of First Market Bank, which was an affiliate of the company until its merger with Union Bankshares Corporation in the first quarter of 2010. The commercial loan participations are investments entered into in the ordinary course of business and are not material in the context of the company’s overall financial position. First Market Bank is not a related party of the type referred to in Item 601(b)(10)(ii)(A) of Regulation S-K; therefore, we do not believe the participations are required to be filed as an exhibit.

Controls and Procedures, page 121.

3. We note your statement that your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures “provide reasonable assurance” that the information you are required to disclose in your periodic reports is accumulated and communicated to management. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

In future filings, we will revise the text of the third paragraph on page 121 to read as follows: “Based upon our controls evaluation, the CEO and CFO concluded that effective Disclosure Controls were in place to ensure that the information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

D. Michael Jones
General Counsel

cc:	Alan I. Kirshner

Richard R. Whitt, III

Nora N. Crouch

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